UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OptimizeRx Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68401U204

(CUSIP Number)

October 24, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68401U204	Schedule 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS Michael Weintraub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,384,467
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,384,467
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,384,467
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a)	Name of Issuer:

OptimizeRx Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

260 Charles Street, Suite 302, Waltham, MA 02453

Item 2(a)	Name of Person Filing:

Michael Weintraub (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

10799 N 90th Street, Suite 200

Scottsdale, AZ 85260

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

68401U204

Item 3	Not Applicable

Item 4	Ownership:

The following describes the ownership of Common Stock by the Reporting Person as of October 24, 2023:

(a)	Amount beneficially owned: 1,384,467 shares of Common Stock.

The filing of this Schedule 13G shall not be construed as an admission that (a) the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by the Reporting Person.

(b)	Percent of class: 7.6% (based on 18,148,829 shares of Common Stock outstanding as of October 24, 2023)

(c)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 1,384,467

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,384,467

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	11/28/2023	By:	/s/ Michael Weintraub
Name: Michael Weintraub